EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Savings and Investment Plan Committee of Minerals Technologies Inc.
Minerals Technologies Inc. Savings and Investment Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-160002, 333-59080, 333-62739, 333-138245, and 333-206244) on Form S-8 of Minerals Technologies Inc. of our report dated June 19, 2020, with respect to the statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended and the related notes, and the supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, which report appears in the December 31, 2019 annual report for Form 11-K of the Minerals Technologies Inc. Savings and Investment Plan.

/s/ KPMG LLP

Short Hills, New Jersey
June 19, 2020